


05065572



Monarch Services, Inc.
2005 Annual Report

MONARCH SERVICES, INC. AND SUBSIDIARIES

Selected Consolidated Financial Data

Year Ended April 30,	2005	2004	2003	2002	2001
	(Thousands of dollars, except per share data)				
Net Sales					
Publishing	4,157	3,767	3,833	4,438	4,200
Restaurant	1,472	1,083	0	0	0
	$ 5,629	$ 4,850	$ 3,833	$ 4,438	$ 4,850
Net Profit (Loss) from Continuing Operations Before Taxes	(674)	(1,067)	(1,119)	(109)	(147)
Income Tax (Benefit) Expense	-	-	(259)	(64)	(36)
Net Profit (Loss) from Continuing Operations After Taxes	(674)	(1,067)	(860)	(45)	(111)
Operating Loss from "Adam" magazine (net of income tax benefit of ($7, $158 and $10) for the Years Ended April, 20, 2003, 2002 and 2001, respectively	0	0	(27)	(382)	(32)
Operating Loss from "Girls' Life Living" food court (net of income tax benefit of $69 and $7) for the Years Ended April 30, 2002 and 2001, respectively	0	0	0	(168)	(23)
Gain (loss) on disposal of assets from "Girls' Life Living" (net of income tax expense (benefit) of $3 and $(38)) for the years ended April 30, 2003 and 2002, respectively	0	0	13	(91)	0
Loss on assets held for sale (net of tax benefit of $3) for the year ended April 30, 2003	0	0	(11)	0	0
Operating loss from "Adam Leaf and Bean" (net of income tax benefit of $0, $0, $0, and $0) for the years ended April 30, 2005, 2004, 2003, and 2002 respectively	(103)	(45)	(135)	(109)	0

MONARCH SERVICES, INC.

President's Letter

Dear Stockholder:

2005 was a difficult year for your company. Although a rebound in Girls' Life revenues was much needed, it was not enough to offset expenses associated with the fledgling Peerce's Plantation restaurant.

Much speculation has been made about NASDAQ's decision to delist MAHI after we were unsuccessful in securing a third independent Board member before the July 31, 2005 deadline. The appeal process, onerous Sarbanes-Oxley Law requirements and ever increasing legal and accounting costs necessitated our decision to not appeal the delisting. The shares began trading on the pink sheets as MAHI.pk in early August.

We look forward to 2006 as Girls' Life continues to expand and build on its leadership position in the 10 to 15 year old girls marketplace. Peerce's Plantation presents us with considerable challenges and we are working hard to reach profitability.

Thank you for your continued support.

Cordially,



Jackson Y. Dott,
President

MONARCH SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

April 30,	2005
	(000's Omitted)
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 112
Accounts receivable, net	437
Marketable securities available for sale, net	38
Inventory	46
Prepaid publishing expenses	215
Other prepaid expenses	48
Other current assets	16
TOTAL CURRENT ASSETS	912
Certificates of deposit	851
PROPERTY AND EQUIPMENT	
Machinery, equipment, furniture and fixtures	790
Leasehold improvements	324
Restaurant buildings and improvements	2,461
	3,575
Less accumulated depreciation	(807)
	2,768
Land	321
TOTAL PROPERTY AND EQUIPMENT – NET	3,089
Trademarks – net	6
Liquor license	200
TOTAL ASSETS	$ 5,058
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 373
Accrued expenses	102
Deferred subscription revenue (current)	816
Catering advance payments	22
Deferred gift card revenue	33
TOTAL CURRENT LIABILITIES	1,346
Deferred subscription revenue	626
TOTAL LIABILITIES	1,972
STOCKHOLDERS' EQUITY	
Common Stock-par value $.001 per share: Authorized - 10,000,000 shares; shares outstanding 1,619,620	2
Additional paid in capital	3,781
Retained earnings	(692)
Accumulated other comprehensive income (loss)	(5)
TOTAL STOCKHOLDERS' EQUITY	3,086
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,058

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

April 30,	2005	2004
	(000's Omitted, except share data)	
Net Sales – publishing	$ 4,157	$ 3,767
Net Sales – restaurant	1,472	1,083
	5,629	4,850
Cost of goods sold – publishing	3,221	3,323
Cost of goods sold – restaurant	1,724	1,256
	4,945	4,579
Gross profit from continuing operations	684	271
Selling, general and administrative expenses	1,417	1,431
Loss before other income taxes	(733)	(1,160)
Other income:		
Investment and interest income	57	92
Other	2	1
	59	93
Loss from continuing operations before income tax benefit	(674)	(1,067)
Income tax (benefit)	0	0
Net loss from continuing operations	(674)	(1,067)
Discontinued Operations:		
Operating loss from "Adam Leaf and Bean" (net of income tax benefit of $0 and $0)for the year ended April 30, 2005 and 2004, respectively	(103)	(45)
Loss on disposal of assets from "Adam Leaf and Bean" (net of income tax of $0 for the year ended April 30, 2004	(56)	0
Loss from discontinued operations	(159)	(45)
Net loss	$ (833)	$ (1,112)
Net loss per common share - basic and diluted:		
Loss from continuing operations per share	$ (.41)	$ (.66)
Loss from discontinued operations	(.10)	(.03)
Net loss per common share - basic and diluted	$ (.51)	$ (.69)
Weighted average number of shares outstanding – basic	1,619,620	1,619,620
Weighted average number of shares outstanding – diluted	1,619,620	1,619,620

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders' Equity

April 30, 2005 2004

(000's Omitted, except share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance, May 1, 2003	$ 2	$ 3,781	$ 1,253	$ (9)	$ 5,027
Other comprehensive income - unrealized gain on marketable securities available-for sale				5	5
Net loss			(1,112)		(1,112)
Total comprehensive income (loss)					(1,107)
Balance, April 30, 2004	$ 2	$ 3,781	$ 141	$ (4)	$ 3,920
Other comprehensive income - unrealized gain on marketable securities available-for sale				(1)	(1)
Net loss			(833)		(833)
Total comprehensive income (loss)					(834)
Balance April 30, 2005	$ 2	$ 3,781	$ (692)	$ (5)	$ 3,086

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

April 30,	2005	2004
	(000's Omitted)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (833)	$ (1,112)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	146	128
Bad debt expense	0	22
Increase/decrease in operating assets and liabilities:		
Accounts receivable, gross	(204)	124
Inventory	107	48
Prepaid expenses	(53)	(156)
Accounts payable	(16)	127
Accrued expenses	11	9
Deferred subscription revenue	(61)	21
Deposits held in escrow	(15)	63
Total cash used by operating activities	(918)	(726)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of assets	3	22
Purchases of property and equipment	(21)	(567)
Trademark costs	0	(1)
Maturity/redemption of certificates of deposit	893	903
Total cash provided by investing activities	875	357
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(43)	(369)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	155	524
CASH AND CASH EQUIVALENTS END OF YEAR	$ 112	$ 155

See Notes to Consolidated Financial Statements.

EARNINGS PER SHARE: Basic income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is computed by including the average common stock equivalents outstanding, if any, to the weighted average number of common shares outstanding during the period.

STOCK-BASED COMPENSATION ARRANGEMENTS: The Company applies APB Opinion No. 25 and related interpretations in accounting for stock based compensation arrangements. Accordingly, no compensation expense has been recognized. For disclosure purposes, pro-forma results have been determined based on the fair value method consistent with SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure". No stock-based employee compensation cost is reflected in the statement of operations, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the two years ended April 30.

(In thousands, except per share data)	2005	2004
Net loss, as reported	$ (833)	$ (1,112)
Less proforma stock-based employee compensation expense determined under fair value based method, net of related tax effects	(1)	(5)
Pro forma net loss	$ (834)	$ (1,117)
Net loss per share:		
Basic - as reported	$ (0.51)	$ (0.69)
Basic - pro forma	$ (0.51)	$ (0.69)
Diluted - as reported	$ (0.51)	$ (0.69)
Diluted - pro forma	$ (0.51)	$ (0.69)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," as it relates to disclosures of SFAS No. 115 securities. In addition to the disclosures already required by SFAS No. 115, EITF Issue 03-01 requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure requirements are required to be applied to financial statements for fiscal years ending after December 15, 2003. Adoption of EITF 03-01 did not materially impact the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R (as amended) which replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R (as amended) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values starting with the next fiscal year that begins after December 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS No. 123R beginning May 1, 2006. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options.

The Company is evaluating the requirements of SFAS No. 123R. However, the Company expects that the adoption of SFAS No. 123R will not have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. The Company also has not yet determined the impact of SFAS No. 123R on its compensation policies or plans, if any.

NOTE B - DISCONTINUED OPERATIONS:

DISCONTINUED OPERATIONS OF ADAM LEAF AND BEAN

Effective August 19, 2004, "Adam Leaf and Bean" tobacco shop was closed. All sales and costs associated with Adam Leaf and Bean have been reclassified as Discontinued Operations for fiscal year 2005 and 2004, respectively.

Net sales and loss from discontinued operation of "Adam Leaf and Bean" tobacco shop are as follows (in thousands):

	Years Ended April 30, 2005	2004
Net sales	$ 107	$ 555
Loss from discontinued operations	(103)	(45)
Loss on disposal of assets	(56)	0

NOTE C - ACCOUNTS RECEIVABLE

Accounts receivable consist of the following at April 30, 2005 (in thousands):

Accounts Receivable - publishing	$ 487
Less:	
Allowance for doubtful accounts	(50)
Accounts receivable, net	$ 437

Bad debt expense charged to operations was $0 for the year ended April 30, 2005 and $21,656 for the year ended April 30, 2004.

NOTE D - PREPAID PUBLISHING EXPENSES

Total prepaid publishing expenses for Girls' Life, Inc. for fiscal year 2005 and 2004, were $215,000 and $135,000, respectively. Prepaid publishing expenses for fiscal year 2005 consisted of prepaid expense of $1,000 for real and personal property taxes, $81,000 for postage, and $133,000 for paper. Prepaid publishing expenses for fiscal year 2004 consisted of prepaid expense of $40,000 for postage, and $95,000 for paper. Certain expenses are paid prior to the printing and shipping of each issue of the magazine.

NOTE E - CERTIFICATE OF DEPOSIT

As of April 30, 2005, investments in a certificate of deposit consisted of the following (in thousands):

Rate	Maturity	Amount
4.40%	11/20/06	$ 851

The certificate of deposit is in excess of federal insurance limits.

NOTE F - LIQUOR LICENSE

In June 2001, the Company purchased three adjoining parcels of real estate located in Baltimore County, Maryland for $1.991 million in cash. The acquisition included "Peerce's Plantation", a 350 seat fine dining restaurant, catering facility and bar with liquor license, off premise sales, an adjoining 6,000 square-foot house and 14.74 acres with a horse stable zoned for residential development. The $1.991 million was broken down to establish a fair market value for each segment of the purchase. The fair market value of the liquor license was established at $200,000. There has been no amortization of the liquor license from the date of the original purchase.

NOTE G - MARKETABLE SECURITIES AVAILABLE-FOR-SALE

At April 30, 2005, the cost and estimated fair value of marketable securities, available-for-sale was as follows (in thousands):

	Cost	Unrealized Gains	Unrealized Loss	Estimated Fair Value
Equity Securities	$ 48	$ -	$ 10	$ 38

The unrealized loss has been continuous for more than 12 months. The unrealized losses that exist are the result of market changes since the original purchase. This factor coupled with the fact the Company has both the intent and ability to hold this investment for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary. As of June 24, 2004, the unrealized loss was $7,700.

NOTE H - INCOME TAXES

A reconciliation of the effective tax rate for income taxes in the financial statements to the federal statutory rate is as follows:

	Years Ended April 30, 2005	2004
Federal income tax (benefit) expense at statutory rate	(34)%	(34)%
Non-deductible items	1	1
Valuation allowance	33	33
	0%	0%

The deferred tax assets (liabilities) result from the following temporary differences (in thousands):

	At April 30, 2005
Deferred tax assets:	
Financial statement accruals, net	$ 9
Allowances for accounts receivable	19
Unrealized loss on marketable securities available-for-sale	4
Net operating loss carryforward	1,389
Total deferred tax assets	1,421
Valuation allowance	(1,395)
Deferred tax liabilities:	
Property and equipment	(26)
Net deferred tax assets	$ -

The Company had approximately $4,086,000 in federal net operating loss carryforwards as of April 30, 2005. These loss carryforwards expire between 2022 and 2025. Realization of the loss carryforwards depends on generating sufficient taxable income before the expiration of the loss carryforward periods. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not". Accordingly, a valuation allowance has been established for the entire net deferred tax assets. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

Cash payments for state income taxes were $0 for the years ended April 30, 2005 and 2004, respectively.

NOTE I - PROFIT-SHARING PLAN

During fiscal year 2002, the original profit sharing plan was changed to a 401(k) defined contribution plan that allows employees to make contributions to their individual 401(k) plan through payroll deductions. The Company made no contributions to the original profit sharing plan or the new 401(k) plan in fiscal years 2005 and 2004.

NOTE J - STOCK OPTION PLANS

The Company's Omnibus Stock Option Plan (the "Omnibus Plan") provides for the granting of certain types of qualified and nonqualified stock options to directors, executive officers and key employees on a periodic basis at the discretion of its Board of Directors. The Company has reserved 300,000 shares of common stock under the Omnibus Plan.

Options for 40,000, 10,000 and 200,000 shares of common stock were granted during the years ended April 30, 2003, April 30, 2001 and 2000, respectively. There were no options granted during the years ended April 30, 2005, 2004 and 2002. The options begin to vest at an annual rate of 25% after the completion of one year of service following the date of grant. Options for 10,000 shares relating to the fiscal year ended April 30, 2001 grants and 40,000 shares relating to the fiscal year ended April 30, 2000 grants were cancelled during the fiscal year ended April 30, 2004. Options for 160,000 shares relating to the fiscal year April 30, 2000 grants expired during the fiscal year ended April 30, 2005.

Stock Options

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of year	200,000	$3.25	250,000	$3.32
Granted	-	-	-	-
Expired/Cancelled	160,000	3.76	50,000	3.63
Exercised	-	-	-	-
Balance, end of year	40,000	$1.20	200,000	$3.25

Weighted average fair value of options granted during the year	$ -	$ -

		Options Outstanding		Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Life(years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.20	40,000	3.0	$1.20	30,000	$1.20

The fair value of the options granted that began to vest during 2005 and 2004 were estimated using the Black-Scholes option-pricing model and used the following assumptions for the 2003 grants:

	2003 Grants
Dividend yield	0%
Expected volatility	75%
Risk-free interest rate	2.72%
Expected lives (in years)	5

NOTE K - COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases office and warehouse and other facilities. The lease for the office and warehouse facilities currently in use was extended for a term of 10 years commencing July 1997 and ending June 2007. The Company generally must pay for property taxes, insurance and maintenance costs related to the property. Total rental expense for fiscal year 2005 and fiscal year 2004 was approximately $185,000 and $216,000, respectively.

The future annual minimum rental commitments for the current non-cancelable operating leases as of April 30, 2005 are $144,000 annually through 2007 for the office and warehouse facilities.

The office and warehouse facilities are leased through 2007 for approximately $144,000 annually from the Chairman of the Company and a member of his family. The tobacco shop facilities were leased through October 2004 for approximately $73,000 annually. The lease agreement for the office and warehouse facilities provides for escalation of rent based on certain indexes.

The lease for Adam Leaf and Bean was negotiated and terminated as of August 31, 2004. Adam Leaf and Bean was closed permanently on August 19, 2004.

Expected lease payments under the above operating leases for the fiscal years are as follows:

	2006	2007
	(in thousands)	
Property: Office and Warehouse	$ 144	$ 144

LITIGATION: The Company is involved, from time to time, in legal actions arising in its normal course of operations.

NOTE L - SEGMENT INFORMATION

With the closing of "Adam Leaf and Bean" in August 2004, the Company currently operates in two industry segments. Our primary operations during fiscal years 2005 and 2004 was the publication of "Girls' Life" magazine in the publishing segment, Peerce's Plantation restaurant, bar and catering facility in the restaurant segment and the discontinued operations of "Adam Leaf and Bean" tobacco shop in the retail segment. All sales and costs for Adam Leaf and Bean have been classified as Discontinued Operations for fiscal years 2005 and 2004, respectively.

Segment Information for fiscal year 2005

(in thousands)

	Publishing	Restaurant	Other	Total
Revenues from external customers	$ 4,157	$ 1,472	$ -	$ 5,629
Intersegment revenues	-	-	-	-
Interest Income	-	-	57	57
Depreciation and amortization	12	110	24	146
Segment profit (loss) before tax	342	(439)	(577)	(674)
Expenditures for segment assets	3	12	6	21

Segment Information for fiscal year 2004

(in thousands)

	Publishing	Restaurant	Other	Total
Revenues from external customers	$ 3,767	$ 1,083	$ -	$ 4,850
Intersegment revenues	-	-	-	-
Interest Income	-	-	92	92
Depreciation and amortization	12	61	55	128
Segment profit (loss) before tax	(66)	(410)	(591)	(1,067)
Expenditures for segment assets	4	572	12	588

MONARCH SERVICES, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and the Stockholders of Monarch Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Monarch Services, Inc. and Subsidiaries as of April 30, 2005 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended April 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monarch Services, Inc. and Subsidiaries as of April 30, 2005, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Stegman & Company
Baltimore, Maryland
June 24, 2005

Common Stock Market Prices and Dividends

The Company's Common Stock Market Prices and Dividends

Our common stock is traded on the Nasdaq SmallCap Market under the symbol MAHI. The number of stockholders of record on July 15, 2005 was approximately 504.

High and low closing sale prices for each quarter within the last two fiscal years were:

Quarter Ended	Fiscal 2005 Price High	Fiscal 2005 Price Low	Fiscal 2004 Price High	Fiscal 2004 Price Low
July 31	1.34	1.34	1.36	1.01
October 31	1.12	1.12	1.61	1.20
January 31	1.80	1.65	1.50	1.21
April 30	2.80	2.80	2.75	1.26

Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. We have not paid any cash dividends since April 1987. Although the board of directors may consider the resumption of dividends, there can be no assurance as to the timing or amount of any future dividends.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	30,000	$ 1.20	270,000
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	30,000	$ 1.20	270,000

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have two operating subsidiaries. Girls' Life, Inc., publishes a magazine, and Peerce's Plantation GL, LLC, operates a restaurant, catering facility and bar open to the general public. Peerce's Plantation began doing business in the quarter ended October 31, 2003.

The "Adam Leaf and Bean" tobacco shop was closed effective August 19, 2004. Adam Leaf and Bean was unable to generate significant or steadily increasing revenues since its opening. As a result, we considered it no longer viable and closed that subsidiary. All sales and expenses for Adam Leaf and Bean have been classified as "Discontinue Operations" for fiscal year 2005 and 2004, respectively.

The revenues of Girls' Life, Inc. are seasonal in nature. Girls' Life magazine is published six times per year. Our typical publication schedule usually results in the accrual of revenues for one issue in the first and third quarters of the fiscal year and the accrual of revenues for two issues in the second and fourth quarters of the fiscal year. The publication schedule is subject to revision without notice. There were six issues of Girls' Life magazine in the fiscal year 2005 and fiscal year 2004. Newsstand revenue and Cost of Goods Sold for the six issues of Girls' Life magazine sold on the newsstand for fiscal years 2005 and 2004 respectively, were estimated based on information furnished to us by our distribution agent which distributes Girls' Life newsstand copies nationally and internationally. We make adjustments quarterly and annually to the actual revenues based on cash payments we actually receive, less fees and expenses deducted by our distribution agent. Final adjustments with respect to an issue of Girls' Life are generally completed within six months of the appearance of such issue on newsstands.

Girls' Life, Inc. entered into a licensing agreement with Schroeder & Tremayne, Inc., a designer, marketer and distributor of appearance related consumer products. Schroeder & Tremayne, Inc. started a pilot program for the production of a line of beauty and bath products using the Girls' Life name. The Girls' Life beauty and bath products are currently being sold in Target stores nationwide. Our subsidiary, Girls' Life, Inc., receives licensing royalty income based on sales of the line. The beauty and bath products were placed in the Target stores for sale in late October 2004. During fiscal year 2005, we received $26,000 in licensing royalty income.

We believe that the revenues of Peerce's Plantation restaurant, bar and catering facility will be seasonal in nature. The experience of our management team suggests that fine dining restaurants are particularly popular during the November/December holiday season and are less popular during the Winter months of January through March. Also, we expect our catering department, a substantial portion of whose business consists of weddings and holiday parties, also will be seasonal with above average business in the November/December holiday season and during the Spring and Summer wedding season and below average business in the Winter months of January through March. We can provide no assurance that the business is seasonal or that if it is seasonal, its seasonality will follow the trends described above.

During the second quarter of fiscal 2002, we purchased the assets of a tobacco and coffee shop located in Baltimore County, Maryland. This business traded as "Adam Leaf and Bean" as a subsidiary of the Company. Adam Leaf and Bean opened for business during the third quarter of fiscal 2002. Despite some success in attracting the target market, Adam Leaf and Bean was unable to generate significant or steadily increasing revenues since its opening. Without increasing revenues, we determined that

Adam Leaf and Bean was not viable. As a result, we closed Adam Leaf and Bean effective August 19, 2004. Sales of $107,000 and costs of $135,000 have been classified as discontinued operations in the financial statements for the fiscal year ending April 30, 2005. Sales of $555,000 and costs of $600,000 have been classified as discontinued operations for the fiscal year ending April 30, 2004.

For the purpose of management's discussion of the results of operations of fiscal 2005 compared to fiscal 2004, references to fiscal 2005 are to the 12 months ending April 30, 2005, and references to fiscal 2004 are to the 12 months ending April 30, 2004.

RESULTS OF OPERATIONS FOR FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

Combined sales for the two operating subsidiaries increased $779,000 or 16%, to $5,629,000 for fiscal year 2005 from fiscal year 2004. The increase in sales relates primarily to a increase in sales from Girls' Life in the amount of $390,000 and a increase in sales from Peerce's Plantation in the amount of $389,000.

Publishing sales of Girls' Life increased $390,000, or 10%, to $4,157,000 in fiscal year 2005 compared to fiscal year 2004. The net increase in sales relates primarily to an increase in subscription revenue, advertising revenue, newsstand revenue and increased revenues from third parties for editorial services. The revenue increases were partially offset by a decrease in miscellaneous other revenue.

Subscription revenue increased by $45,000, or 3%, to $1,791,000 in fiscal year 2005 compared to fiscal year 2004. The net increase in subscription revenue is attributable to increased subscriptions in fiscal year 2005 compared to fiscal year 2004. Subscriptions increased as a result of increased direct mail efforts during fiscal 2005. Direct mail includes cards sent to potential subscribers.

Newsstand revenue increased by $95,000, or 19%, to $608,000 in fiscal year 2005 from the prior comparable period. The increase in newsstand revenue is attributed to higher actual newsstand revenues that we receive for an issue of each magazine as compared to our estimated newsstand revenues.

Advertising revenue increased by $132,000, or 15%, to $1,034,000 in fiscal year 2005 from the prior comparable period. We believe the advertising revenue in fiscal year 2004 was adversely affected by an industry-wide decline in demand for advertising due to the economic slowdown in the United States. We also believe the advertising revenue increase in fiscal year 2005 relates to an industry-wide increase in the demand for advertising due to the current recovering economy in the United States.

Revenue from editorial services to third parties increased by $127,000, or 27%, to $594,000 in fiscal year 2005 compared to fiscal year 2004. Revenue from third parties fluctuates from year to year based on their editorial needs.

Miscellaneous revenue had a net decrease of $9,000, from $139,000 in fiscal year 2004 compared to $130,000 in fiscal year 2005. Miscellaneous revenue includes licensing royalty income in the amount of $26,000 as a result of our licensing agreement with Schroeder & Tremayne, Inc., a designer, marketer and distributor of appearance related consumer products. Schroeder & Tremayne, Inc. started a pilot program for the production of a line of beauty and bath products using the Girls' Life name. The Girls' Life beauty and bath products are currently being sold in Target stores nationwide. Other miscellaneous revenue accounts, exclusive of the Schroeder & Tremayne royalty income, had a net decrease of $35,000.

Sales for Peerce's Plantation restaurant, catering and bar, increased $389,000, or 36% to $1,472,000 in fiscal year 2005 from the prior comparable period. This increase in sales was primarily because Peerce's Plantation restaurant, bar and catering facility was open for business the entire twelve months of fiscal 2005 but did not open for business until September 26, 2003, in fiscal year 2004.

Restaurant sales increased $181,000, or 25%, to $915,000 in fiscal year 2005 compared to fiscal year 2004. This increase in sales was primarily because Peerce's Plantation restaurant did not open for business until September 26, 2003, in fiscal year 2004.

Catering sales increased $175,000, or 72%, to $420,000 in fiscal year 2005 compared to fiscal year 2004. This increase in sales was primarily because Peerce's Plantation catering facilities were open for business the full year of fiscal year 2005 but did not open for business until September 26, 2003, in fiscal year 2004.

Bar sales increased $33,000, or 31%, to $138,000 in fiscal year 2005 compared to fiscal year 2004. This increase in sales was primarily because Peerce's Plantation restaurant did not open for business until September 26, 2003, in the fiscal year 2004.

Total cost of goods sold, as a percent of total sales was 88%, or $4,945,000, in fiscal year 2005 compared to 94%, or $4,580,000, in fiscal year 2004.

Cost of goods sold for publishing, as a percent of sales was 78%, or $3,221,000, in fiscal year 2005 compared to 88%, or $3,323,000, in fiscal year 2004. The percentage decrease in the cost of goods sold for publishing was primarily attributable to the net effect of increased sales of $390,000 and a net decrease of various costs in cost of goods sold in the amount of $102,000. Direct costs decreased $76,000, which included a increase in labor costs of $42,000 due to additional employees and a decrease of $118,000 in subcontract costs due to less editorial services for fiscal year 2005 compared to fiscal year 2004. Indirect costs decreased $26,000, which included a decrease in shipping and handling of $35,000 due to lower mailing costs in fiscal 2005 compared to fiscal 2004, an increase in insurance costs of $8,000 and an increase in other miscellaneous indirect costs of $1,000.

Cost of goods sold for Peerce's Plantation, as a percent of sales was 117%, or $1,724,000, in fiscal year 2005 compared to 116%, or $1,256,000, in fiscal year 2004. The percentage increase in cost of goods sold for the restaurant and catering business was attributed primarily to increased individual costs within the cost of goods sold category in fiscal year 2005 due to the restaurant being open a full twelve months in fiscal year 2005 compared to fiscal year 2004 which had seven months of sales. The high percentages were primarily due to labor costs to fully staff the restaurant and increases in other costs necessary in the restaurant operations which include utilities, taxes, insurance, maintenance and depreciation. Due to the increased sales, inventory costs increased $137,000 and direct labor and fringe benefits increased $274,000. Due to the restaurant being open the full twelve months of fiscal 2005 compared to the prior compatible period, utilities, taxes & insurance costs increased $46,000, maintenance & depreciation increased $36,000 and supplies and other expenses decreased $25,000.

Total selling, general and administrative expenses as a percentage of sales were 25%, or $1,417,000, for fiscal year 2005 compared to 30%, or $1,430,000, in the prior comparable period. These expenses comprise selling, general and administrative expenses for Girls' Life, Peerce's Plantation and corporate overhead as discussed more fully below.

Selling, general and administrative expenses as a percentage of sales for Girls' Life were 14% for fiscal year 2005 and for fiscal year 2004. Selling, general and administrative expenses increased by $84,000 in fiscal year 2005 to $594,000 compared to $510,000 in fiscal year 2004. Due to additional promotional efforts, advertising and promotional costs increased $71,000 and travel & entertainment expenses increased by $22,000. Due to price increases, utilities, taxes and insurance costs increased $19,000. Salaries and commissions decreased $8,000 and other miscellaneous costs decreased $20,000.

Selling, general and administrative expenses as a percentage of sales for Peerce's Plantation were 13% for fiscal year 2005 compared to 22% for fiscal year 2004. Selling, general and administrative expenses decreased $49,000 in fiscal year 2005 to $187,000 compared to $237,000 fiscal year 2004. Advertising and promotional expenses decreased by $12,000 due to less advertising and promotions. Salaries decreased by $20,000 due to fewer employees. Taxes and insurance decreased $8,000 due to a partial reclassification of cost to corporate overhead and other miscellaneous costs decreased $9,000 due to reduced services.

Selling, general and administrative expenses for corporate overhead decreased by approximately $47,000 for fiscal year 2005 compared to fiscal year 2004. Selling, general and administrative expenses for corporate overhead was $636,000 in fiscal year 2005 compared to $684,000 in fiscal year 2004. The decrease in selling, general and administrative expenses was partially due to additional overhead costs being allocated to both the publishing and restaurant business. Salary costs decreased $11,000, taxes & insurance costs decreased $31,000 and maintenance costs decreased $15,000. Outside services cost increased $24,000 due to the additional need for accounting and legal services. Other miscellaneous corporate costs had a net decrease in cost in the amount of $14,000.

All sales and costs for Adam Leaf and Bean have been classified as discontinued operations for fiscal years 2005 and 2004, respectively. Adam Leaf and Bean was closed effective August 19, 2004.

Other income decreased $34,000 for fiscal year 2005 compared to fiscal year 2004. The decrease was primarily due to a decrease in interest income due to a lower interest rate environment and decreased cash balances.

As a result of the Job Creation and Worker Assistance Act of 2002 (the "2002 Act") that was signed by President Bush in March 2002, entities with net operating losses are allowed to carryback those losses for five years. Prior to the 2002 Act, loss carrybacks were only permitted for two years. We have only recorded tax benefits to the extent carryback claims are available and have not recorded any tax benefit associated with the future realization of operating losses. These carryback claims are for federal income tax purposes only. Income tax benefits attributable to continuing operations was $0 for 2005 and 2004, respectively. The income tax benefit associated with discontinued operations was $0 for 2005 and 2004, respectively.

We had approximately $4.1 million in federal net operating loss carryforwards as of April 30, 2005. These loss carryforwards expire between 2022 and 2025. Realization of the loss carryforwards depends on generating sufficient taxable income before the expiration of the loss carryforward periods. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not". Accordingly, a valuation allowance has been established for the entire net deferred tax assets. The amount of loss carryforward available for any one year may be limited if we are subject to the alternative minimum tax. In the past, we have not been subject to the alternative minimum tax.

APPLICATION OF IMPORTANT ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with US generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of income from newsstand sales and royalty income from a licensing agreement with a marketer and distributor of a line of beauty and bath products using the Girls' Life name. On an on-going basis we evaluate our estimates for each quarter of our fiscal year and for our fiscal year end. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. We believe that our most important accounting policies relate to revenue associated with the Girls' Life segment of our business. Actual results may differ from these estimates, assumptions and judgments.

Revenue Recognition

Newsstand revenues in our publishing segment are estimated based on information supplied to us by our newsstand distributor and from actual cash payments received. We base our estimates on reports supplied to us by our newsstand distributor and from actual cash revenues received during our fiscal year. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.

Royalty revenues in our publishing segment are estimated based on information supplied to us by the distributor of the bath and beauty products using the Girls' Life name and from cash payments received during the fiscal year. The bath and beauty products are sold through Target stores. Since the licensing agreement was signed during our fiscal year ending April 30, 2005, we do not have a history of the amount of royalty income we can expect to received in future years. We base our estimates on reports supplied to us by the distributor of the bath and beauty products. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.

There are no significant estimates or assumptions in our financial statements relating to Peerce's Plantation GL, LLC.

LIQUIDITY AND SOURCES OF CAPITAL

At April 30, 2005, we had cash and cash equivalents of approximately $112,000 a decrease of $43,000 compared to cash and cash equivalents at April 30, 2004. We received $893,000 in cash from the redemption of certificates of deposit during fiscal year 2005. As of April 30, 2005, we had investments in certificates of deposit in the amount of $851,000.

We experienced a net increase in our accounts receivable of $204,000 from last year primarily due to a increase in receivables from advertisers, third parties and newsstands. Prepaid expenses increased $53,000 compared to the prior year primarily because of prepaid postage, prepaid printing expenses for Girls' Life, prepaid insurance and prepaid real and personal property taxes for our two operating subsidiaries. Deferred subscription revenue decreased compared to the prior year primarily because deferred subscription revenue is affected by the timing of renewals, which are also affected by the timing of direct mail advertising.

At April 30, 2005, we had no debt with third-party lenders.

During fiscal year 2005, cash and cash equivalents ranged from approximately $155,000 to $112,000. Our cash and cash equivalents are subject to variation based upon the timing of receipts and the payment of payables. Management believes that existing cash and cash equivalents, and certificates of deposit together with cash generated from operations and investing activities, will be sufficient to meet our liquidity and capital needs for the next 12 months.

IMPACT OF INFLATION AND CHANGING PRICES

The profitability of Peerce's Plantation depends significantly on our ability to anticipate and react to changes in the price and availability of food, labor, utilities, insurance (including workers' compensation, general liability, health, and directors and officer's liability insurance), advertising, media and marketing, employee benefits, and other costs over which we may have little control. The price and availability of commodities, including, among other things, shrimp, lobster and other seafood and various meats, are subject to fluctuation and could increase or decrease more than we expect. We are subject to the general risk of inflation, and possible shortages or interruptions in supply caused by inclement weather or other conditions outside of our control that could adversely affect the availability and cost of the items we buy. Labor shortages, increased employee turnover and higher minimum wage rates all could raise our cost of doing business. Our business also is subject to the risk of litigation by employees, consumers and suppliers or others that may result in additional costs. There can be no assurance that management will be able to anticipate and react to these cost issues without a material adverse effect on our profitability and results of operations.

The price of paper is a significant expense of our publishing business. Paper price increases may have an adverse effect on our future results. Postage for the magazine distribution is also a significant expense of our publishing business. We use the U.S. Postal Service for distribution of our magazine. Postage costs increase periodically and can be expected to increase in the future. No assurances can be given that we can pass such cost increases through to our customers.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Corporate Directory

CORPORATE OFFICERS	Chairman and Assistant Secretary – A. ERIC DOTT President and Assistant Treasurer – JACKSON Y. DOTT Chief Financial Officer, Secretary and Treasurer – MARSHALL CHADWELL
BOARD OF DIRECTORS	A. ERIC DOTT – Chairman and Assistant Secretary, Monarch Services, Inc. JACKSON Y. DOTT – President and Assistant Treasurer, Monarch Services, Inc. TRENT J. WALKLETT – Controller, All Risks Ltd. DAVID F. GONANO – Managing Director, American Express Tax & Business Services
GENERAL COUNSEL	VENABLE LLC – Baltimore, Maryland
INDEPENDENT PUBLIC ACCOUNTANTS	STEGMAN & COMPANY – Baltimore, Maryland
TRANSFER AGENT & REGISTRAR	STOCKTRANS - Ardmore, Pennsylvania
STOCK LISTING	NASDAQ SmallCap, Symbol MAHI
CORPORATE GENERAL OFFICES	4517 Harford Road, Baltimore, Maryland
FORM 10-KSB AVAILABLE	A copy of the 2005 annual report on Form 10-KSB filed by Monarch Services, Inc. with the Securities and Exchange Commission is available to stockholders without charge upon written request to the Secretary, Monarch Services, Inc., 4517 Harford Road, Baltimore, Maryland 21214.
ANNUAL MEETING	The annual meeting of stockholders will be held at Peerce's Plantation, 12460 Dulaney Valley Road, Phoenix, Maryland on Wednesday, October 26, 2005.